EXHIBIT 21.1

SUBSIDIARIES OF DRIL-QUIP, INC.

Name of Entity	Jurisdiction of Organization
DQ Holdings Pty. Ltd.	Australia
Dril-Quip do Brasil LTDA	Brazil
Dril-Quip Oilfield Services (Tianjin) Co. Ltd	China
Dril-Quip Egypt for Petroleum Services S.A.E.	Egypt
Dril-Quip (Ghana) Ltd	Ghana
PT DQ Oilfield Services Indonesia	Indonesia
Dril-Quip de México, S. de R.L. de C.V.	Mexico
Servicios Dril-Quip de México, S. de R.L. de C.V.	Mexico
Dril-Quip (Nigeria) Ltd	Nigeria
Dril-Quip (Europe) Limited	Scotland
Dril-Quip Asia Pacific PTE Ltd.	Singapore
Dril-Quip Qatar LLC	Qatar
Dril-Quip Holdings LLC	Delaware